SECURITIES AND EXCHANGE COMMISSION
                          Washington, D.C. 20549

                              Schedule 13D**

                 Under the Securities Exchange Act of 1934
                            (Amendment No. 1)*

                     Integrated Orthopaedics, Inc.
                             (Name of Issuer)

                   Common Stock, Par Value $.001 Par Value
                      (Title of Class of Securities)

                                 45812K108
                              (Cusip Number)

                            J. Taylor Crandall
                              201 Main Street
                         Fort Worth, Texas  76102
                              (817) 390-8500
               (Name, Address and Telephone Number of Person
             Authorized to Receive Notices and Communications)

                               March 31, 1998
          (Date of Event which Requires Filing of this Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

**The total number of shares reported herein is 9,302,322 shares, which constitutes approximately 59.7% of the 15,573,782 shares of Stock deemed outstanding pursuant to Rule 13d-3(d)(1)(i) under the Act. Unless otherwise stated, all ownership percentages set forth herein assume that there are 6,296,460 shares outstanding.

1.   Name of Reporting Person:

     FW Integrated Orthopaedics Investors, L.P.

2.   Check the Appropriate Box if a Member of a Group:

                                                  (a) /   /

                                                  (b) / X /

3.   SEC Use Only


4.   Source of Funds: 00-Contributions from Partners

5. Check box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e):

                                                  /   /

6.   Citizenship or Place of Organization: Texas


               7.   Sole Voting Power:  -0-
Number of
Units
Beneficially   8.   Shared Voting Power: -0-
Owned By
Each
Reporting      9.   Sole Dispositive Power:   -0-
Person
With
               10.  Shared Dispositive Power: -0-

11.  Aggregate Amount Beneficially Owned by Each Reporting Person:

     4,638,661 (1)(2)

12.  Check Box if the Aggregate Amount in Row (11) Excludes Certain Units:

                                                  /   /

13.  Percent of Class Represented by Amount in Row (11): 42.4% (3)


14.  Type of Reporting Person: PN

------------

(1) Represents 2,138,661 shares of Stock that may be acquired upon the conversion of 128,371 shares of the Issuer's Series B Convertible Non-Redeemable Preferred Stock and 2,500,000 shares of the Stock that may be acquired upon exercise of warrants that become exercisable on July 1, 2000.
(2) Assumes, pursuant to Rule 13d-3(d)(1)(i), that there are 10,935,121 shares of the Stock outstanding.

1.   Name of Reporting Person:

     Group 31, Inc.

2.   Check the Appropriate Box if a Member of a Group:

                                                  (a) /   /

                                                  (b) / X /

3.   SEC Use Only


4.   Source of Funds: Not Applicable

5. Check box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e):

                                                  /   /

6.   Citizenship or Place of Organization: Texas


               7.   Sole Voting Power: -0-
Number of
Units
Beneficially   8.   Shared Voting Power: -0-
Owned By
Each
Reporting      9.   Sole Dispositive Power: -0-
Person
With
               10.  Shared Dispositive Power: -0-

11.  Aggregate Amount Beneficially Owned by Each Reporting Person:

     4,638,661(1)(2)

12.  Check Box if the Aggregate Amount in Row (11) Excludes Certain Units:

                                                  /   /

13.  Percent of Class Represented by Amount in Row (11): 42.4%(4)


14.  Type of Reporting Person: CO

------------
(1) Solely in its capacity as the sole general partner of FW Integrated Orthopaedics Investors, L.P.
(2) Represents 2,138,661 shares of Stock that may be acquired upon the conversion of 128,371 shares of the Issuer's Series B Convertible Non-Redeemable Preferred Stock and 2,500,000 shares of the Stock that may be acquired upon exercise of warrants that become exercisable on July 1, 2000. FW Integrated Orthopaedics Investor, L.P. is the direct owner of such securities.
(4) Assumes, pursuant to Rule 13d-3(d)(1)(i), that there are 10,935,121 shares of the Stock outstanding.

1.   Name of Reporting Person:

     J. Taylor Crandall

2.   Check the Appropriate Box if a Member of a Group:

                                                  (a) /   /

                                                  (b) / X /

3.   SEC Use Only


4.   Source of Funds: Not Applicable

5. Check box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e):

                                                  /   /

6.   Citizenship or Place of Organization: USA


               7.   Sole Voting Power: 25,000 (1)
Number of
Units
Beneficially   8.   Shared Voting Power: -0-
Owned By
Each
Reporting      9.   Sole Dispositive Power: 25,000 (1)
Person
With
               10.  Shared Dispositive Power: -0-

11.  Aggregate Amount Beneficially Owned by Each Reporting Person:

     4,663,661 (2)(3)

12.  Check Box if the Aggregate Amount in Row (11) Excludes Certain Units:

                                                  /   /

13.  Percent of Class Represented by Amount in Row (11): 42.6% (4)


14.  Type of Reporting Person: IN

------------
(1) Solely in his capacity as President and sole shareholder of Group Special Investments, Inc.
(2)  Solely in his capacity as President and sole shareholder of Group
31 Inc., in its capacity as the sole general partner of FW Integrated Orthopaedics Investors, L.P. with respect to 4,638,661 shares.
(3) Represents 2,138,661 shares of Stock that may be acquired upon the conversion of 128,371 shares of the Issuer's Series B Convertible Non-Redeemable Preferred Stock and 2,500,000 shares of the Stock that may be acquired upon exercise of warrants that become exercisable on July 1, 2000. FW Integrated Orthopaedics Investors, L.P. is the direct owner of such securities.
(4) Assumes, pursuant to Rule 13d-3(d)(1)(i), that there are 10,935,121 shares of the Stock outstanding.

1.     Name of Reporting Person:

  FW Integrated Orthopaedics Investors II, L.P.

2.     Check the Appropriate Box if a Member of a Group:

                                               (a) /   /

                                               (b) / X /

3.     SEC Use Only


4.     Source of Funds: 00-Contributions from Partners

5. Check box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e):

                                               /   /

6.     Citizenship or Place of Organization: Texas


            7.   Sole Voting Power: -0-
Number of
Units
Beneficially          8.   Shared Voting Power: -0-
Owned By
Each
Reporting        9.   Sole Dispositive Power: -0-
Person
With
            10.  Shared Dispositive Power: -0-

11.    Aggregate Amount Beneficially Owned by Each Reporting Person:

  4,638,661 (1)

12.    Check Box if the Aggregate Amount in Row (11) Excludes Certain
Units:

                                               /   /

13.    Percent of Class Represented by Amount in Row (11): 42.4% (3)


14.    Type of Reporting Person: PN

------------
(1) Represents 2,138,661 shares of Stock that may be acquired upon the conversion of 128,371 shares of the Issuer's Series B Convertible Non-Redeemable Preferred Stock and 2,500,000 shares of the Stock that may be acquired upon exercise of warrants that become exercisable on July 1, 2000.
(2) Assumes, pursuant to Rule 13d-3(d)(1)(i), that there are 10,935,121 shares of the Stock outstanding.

1.     Name of Reporting Person:

  FW Group Genpar, Inc.

2.     Check the Appropriate Box if a Member of a Group:

                                               (a) /   /

                                               (b) / X /

3.     SEC Use Only


4.     Source of Funds: Not Applicable

5. Check box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e):

                                               /   /

6.     Citizenship or Place of Organization: Texas


            7.   Sole Voting Power: -0-
Number of
Units
Beneficially          8.   Shared Voting Power: -0-
Owned By
Each
Reporting        9.   Sole Dispositive Power: -0-
Person
With
            10.  Shared Dispositive Power: -0-

11.    Aggregate Amount Beneficially Owned by Each Reporting Person:

  4,638,661 (1)(2)

12.    Check Box if the Aggregate Amount in Row (11) Excludes Certain
Units:

                                               /   /

13.    Percent of Class Represented by Amount in Row (11): 42.4% (4)


14.    Type of Reporting Person: CO

------------
(1) Solely in its capacity as the sole general partner of FW Integrated Orthopaedics Investors II, L.P.
(2) Represents 2,138,661 shares of Stock that may be acquired upon the conversion of 128,371 shares of the Issuer's Series B Convertible Non-Redeemable Preferred Stock and 2,500,000 shares of the Stock that may be acquired upon exercise of warrants that become exercisable on July 1, 2000. FW Integrated Orthopaedics Investors, II, L.P. is the direct owner of such securities.
(3) Assumes, pursuant to Rule 13d-3(d)(1)(i), that there are 10,935,121 shares of the Stock outstanding.

1.     Name of Reporting Person:

  David G. Brown

2.     Check the Appropriate Box if a Member of a Group:

                                               (a) /   /

                                               (b) / X /

3.     SEC Use Only


4.     Source of Funds: Not Applicable

5. Check box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e):

                                               /   /

6.     Citizenship or Place of Organization: USA


            7.   Sole Voting Power: -0-
Number of
Units
Beneficially          8.   Shared Voting Power: -0-
Owned By
Each
Reporting        9.   Sole Dispositive Power: -0-
Person
With
            10.  Shared Dispositive Power: -0-

11.    Aggregate Amount Beneficially Owned by Each Reporting Person:

  4,638,661 (1)(2)

12.    Check Box if the Aggregate Amount in Row (11) Excludes Certain
Units:

                                               /   /

13.    Percent of Class Represented by Amount in Row (11): 42.4% (3)


14.    Type of Reporting Person: IN

------------
(1) Solely in his capacity as President and sole shareholder of FW Group Genpar, Inc. in its capacity as the sole general partner of FW Integrated Orthopaedics Investors II, L.P.
(2) Represents 2,138,661 shares of Stock that may be acquired upon the conversion of 128,371 shares of the Issuer's Series B Convertible Non-Redeemable Preferred Stock and 2,500,000 shares of the Stock that may be acquired upon exercise of warrants that become exercisable on July 1, 2000. FW Integrated Investors II, L.P. is the direct beneficial owner of such securities.
(3) Assumes, pursuant to Rule 13d-3(d)(1)(i), that there are 10,935,121 shares of the Stock outstanding.

1.     Name of Reporting Person:

  Group Special Investments, Inc.

2.     Check the Appropriate Box if a Member of a Group:

                                               (a) /   /

                                               (b) / X /

3.     SEC Use Only


4.     Source of Funds: WC

5. Check box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e):

                                               /   /

6.     Citizenship or Place of Organization: Texas


            7.   Sole Voting Power: 25,000 (1)
Number of
Units
Beneficially          8.   Shared Voting Power: -0-
Owned By
Each
Reporting        9.   Sole Dispositive Power: 25,000 (1)
Person
With
            10.  Shared Dispositive Power: -0-

11.    Aggregate Amount Beneficially Owned by Each Reporting Person:

  25,000 (1)

12.    Check Box if the Aggregate Amount in Row (11) Excludes Certain
Units:

                                               /   /

13.    Percent of Class Represented by Amount in Row (11): 0.4%


14.    Type of Reporting Person: CO

------------
(1) Power is exercised through its President and sole shareholder, J. Taylor Crandall.

  Pursuant to Rule 13d-2(a) of Regulation 13D-G of the General Rules and Regulations under the Securities Exchange Act of 1934, as amended (the "Act"), the undersigned hereby amend their Schedule 13D Statement dated December 12, 1997 (the "Schedule 13D"), relating to the Common Stock, $.001 par value (the "Stock"), of Integrated Orthopaedics, Inc. Unless otherwise indicated, all defined terms used herein shall have the same meanings respectively ascribed to them in the Schedule 13D.

Item 5.  Interest in Securities of the Issuer.

  Item 5 is hereby amended and restated in its entirety as follows:

  (a)

  FW Investors

  The aggregate number of shares of the Stock that FW Investors owns beneficially, pursuant to Rule 13d-3 of the Act, is 4,638,661 which constitutes approximately 42.4% of the 10,935,121 shares of the Stock deemed outstanding pursuant to Rule 13d-3(d)(1)(i).

  Group

  Because of its position as the sole general partner of FW
Investors, Group may, pursuant to Rule 13d-3 of the Act, be deemed to be the beneficial owner of 4,638,661 shares of the Stock, which constitutes approximately 42.4% of the 10,935,121 shares of the Stock deemed outstanding pursuant to Rule 13d-3(d)(1)(i).

  Crandall

  Because of his position as the President and sole shareholder of Group, which is the sole general partner of FW Investors, and because of his position as President and sole shareholder of Group Investments, Crandall may, pursuant to Rule 13d-3 of the Act, be deemed to be the beneficial owner of 4,663,661 shares of the Stock, which constitutes approximately 42.6% of the 10,935,121 shares of the Stock deemed outstanding pursuant to Rule 13d-3(d)(1)(i).

  FW Investors II

  The aggregate number of shares of the Stock that FW Investors II owns beneficially, pursuant to Rule 13d-3 of the Act, is 4,638,661 which constitutes approximately 42.4% of the 10,935,121 shares of the Stock deemed outstanding pursuant to Rule 13d-3(d)(1)(i).

  FW Genpar

  Because of its position as the sole general partner of FW Investors
II, FW Genpar may, pursuant to Rule 13d-3 of the Act, be deemed to be the beneficial owner of 4,638,661 shares of the Stock, which constitutes approximately 42.4% of the 10,935,121 shares of the Stock deemed outstanding pursuant to Rule 13d-3(d)(1)(i).

  Brown

  Because of his position as the President and sole shareholder of FW Genpar, which is the sole general partner of FW Investors II, Brown may, pursuant to Rule 13d-3 of the Act, be deemed to be the beneficial owner of 4,638,661 shares of the Stock, which constitutes approximately 42.4% of the 10,935,121 shares of the Stock deemed outstanding pursuant to Rule 13d-3(d)(1)(i).

  Group Investments

  The aggregate number of shares of the Stock that Group Investments owns beneficially, pursuant to Rule 13d-3 of the Act, is 25,000, which constitutes approximately 0.4% of the outstanding shares of the Stock.

  (b)

  Neither FW Investors, Group, FW Investors II, FW Genpar nor Brown have voting or dispositive power over any shares of the Stock.

  Crandall

  In his capacity as the President and sole shareholder of Group
Investments, Crandall has the sole power to vote or to direct the vote and to dispose or to direct the disposition of 25,000 shares of the Stock.

  Group Investments

  Group Investments has the sole power to vote or to direct the vote and to dispose or to direct the disposition of 25,000 shares of the Stock.


  (c) On March 31, 1998, FW Investors and FW Investors II each received 2,786 shares of the Issuer's Series B Convertible Non-Redeemable Preferred Stock ("Series B Stock") in the form of a paid-in-kind dividend on shares of the Series B Stock owned by them. Each share of the Series B Stock is currently convertible into 16.66 shares of the Stock.

  Except as set forth above, none of the Reporting Persons have effected any transactions in shares of the Stock during the past 60 days.

  (d) Each of the Reporting Persons affirms that no person other than such Reporting Person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of the Stock owned by such Reporting Person.

  (e)  Not Applicable.


Item 7.     Material to be Filed as Exhibits.

Exhibit 99.1 -- Agreement pursuant to Rule 13d-1(k)(1)(iii), filed herewith.

Exhibit 99.2 -- Securities Purchase Agreement dated as of
          December 12, 1997 between Integrated Orthopaedics, Inc. and FW Integrated Orthopaedics Investors, L.P. and Integrated Orthopaedics, Inc. and FW Integrated Orthopaedics Investors II, L.P. and other parties named herein, previously filed.

Exhibit 99.3 -- Limited Partnership Agreement of FW Integrated Investors, L.P., previously filed.

Exhibit 99.4 -- Limited Partnership Agreement of FW Integrated Investors II, L.P., previously filed.

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

  DATED:



                               FW INTEGRATED ORTHOPAEDICS
                                 INVESTORS, L.P.

                               By:  Group 31, Inc., general partner

                               By: /s/ J. Taylor Crandall
                                  J. Taylor Crandall
                                  President


                               GROUP 31, INC.

                               By:  /s/ J. Taylor Crandall
                                    J. Taylor Crandall
                                    President


                                  /s/ J. Taylor Crandall
                                  J. Taylor Crandall


                               FW INTEGRATED ORTHOPAEDICS
                                 INVESTORS II, L.P.

                               By:  FW Group Genpar, Inc.,
                                    general partner


                               By: /s/ David G. Brown
                                  David G. Brown
                                  President


                               FW GROUP GENPAR, INC.


                               By:  /s/ David G. Brown
                                    David G. Brown
                                    President


                                  /s/ David G. Brown
                                  David G. Brown





                               GROUP SPECIAL INVESTMENTS, INC.


                               By:   /s/ J. Taylor Crandall
                                     J. Taylor Crandall
                                     President

                          EXHIBIT INDEX

EXHIBIT                 DESCRIPTION

  99.1 Agreement and Power of Attorney pursuant to Rule 13d-1(k)(1)(iii), filed herewith.